UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 32)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
Stock Purchase Rights
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 32 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Inco on May 31, 2006 and amended on May 31, June 5, June 6, June 7, June 12, June 13, June 14, June 22, June 23, June 26, June 27, June 30, July 5, July 11, July 14, July 17, July 18, July 19, July 20, July 21, July 24, July 25, July 26, July 28, July 31,August 1, August 7, August 8 and August 11, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9. Inco’s board of directors has prepared a Notice of Change to Directors’ Circular (the “Notice of Change”) pursuant to applicable securities laws in Canada. The Notice of Change, which will be mailed to Inco shareholders, is filed as Exhibit (a)(53) to this Statement and is incorporated herein by reference in its entirety. Inco’s Board of Directors has also prepared a directors’ circular (“CVRD Directors’ Circular”) relating to the unsolicited offer by CVRD Canada Inc., a wholly-owned subsidiary of Companhia Vale do Rio Doce, to purchase all of the outstanding common shares of Inco Limited. The CVRD Directors’ Circular, which will be mailed to Inco shareholders on or about August 16, 2006, is filed as Exhibit (a)(54) to this Supplement and incorporated herein by reference in its entirety. Inco also filed a press release today regarding such unsolicited offer and that press release is filed as Exhibit (a)(55) and incorporated herein by reference in its entirety.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 3 is hereby amended and supplemented by adding the following hereto:
The information set forth in the CVRD Directors’ Circular under the heading “Issuances of Securities of Inco to the Directors and Senior Officers of Inco”, “Ownership of Securities of Inco”, “Arrangements Between CVRD, Inco and the Directors and Senior Officers of Inco”, and “Schedule A Issuance of Securities of Inco” is incorporated herein by reference.
Item 4. The Solicitation or Recommendation.
(a) Solicitation/Recommendation
Item 4(a) is hereby amended and supplemented by adding the following hereto:
The information set forth in the Notice of Change under the headings “Recent Developments” and “Recommendation of the Board of Directors” is incorporated herein by reference.
(b) Reasons for the Recommendation
Item 4(b) is hereby amended and supplemented by adding the following hereto:
The information set forth in the Notice of Change under the headings “Recent Developments” and “Recommendation of the Board of Directors” is incorporated herein by reference.
Item 7. Purposes of the Transaction and Plans or Proposals.
Item 7 is hereby amended and supplemented by adding the following hereto:
The information set forth in the Notice of Change under the heading “Recent Developments” is incorporated herein by reference.
Item 8. Additional Information.
Item 8 is hereby amended and supplemented by adding the following hereto:
The information set forth in the Notice of Change under the headings “Caution Regarding Forward-Looking Statements”, “Currency”, “Currency Exchange Rate Information”, “Notice of Change to Directors’ Circular”, “Other Information”, “No Material Changes”, “Other Matters”, “Statutory Rights”, “Directors’ Approval” and “Certificate” is incorporated herein by reference.
The information set forth in the CVRD Directors’ Circular under the headings “No Recommendation of the Board of Directors”, “Reasons for No Recommendation Regarding the CVRD Offer”, “Intentions of Directors and Senior Officer”, “Trading in Securities of Inco”, “Ownership of Securities of CVRD”, “Interests in Material Contracts of CVRD”, “Other Information”, “Other Transactions”, “Statutory Rights”, “Directors’ Approval”, “Persons or Assets Employed, Compensated or Used” and “Certificate” is incorporated by reference herein.

Item 9.     Exhibits.
Item 9 is hereby amended and supplemented by adding the following hereto:
(a)(53)	Notice of Change, dated August 15, 2006

(a)(54)	Inco’s Directors’ Circular relating to the unsolicited offer (the “CVRD Offer”) by CVRD Canada Inc., a wholly-owned subsidiary of Companhia Vale do Rio Doce, to purchase all of the outstanding common shares of Inco Limited (incorporated by reference to Exhibit (a)(3) to Schedule 14D-9 pertaining to the CVRD Offer (Commission File No. 005-46625) filed by Inco on August 15, 2006)

(a)(55)	Press release issued by Inco on August 15, 2006 (incorporated by reference to Exhibit (a)(2) to Schedule 14D-9 pertaining to the CVRD Offer (Commission File No. 005-46625) filed by Inco on August 15, 2006)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish
Executive Vice-President, General Counsel and Secretary

August 15, 2006